Mission NewEnergy Limited
One Mission : One Energy : NewEnergy

Tempo Offices, Unit B2,
431 Roberts Rd, Subiaco,
Western Australia, 6008

Tel: + 618 6313 3975
Fax: + 618 6270 6339
Email: invest@missionnewenergy.com

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4 July 2012
ASX ANNOUNCEMENT

Mission NewEnergy Limited Formally De-Lists from NASDAQ

Mission NewEnergy Limited (ASX:MBT) announced that the de-listing process of Mission's securities on the NASDAQ Global Market has been formally completed.

Mission continues to trade on the Australian Stock Exchange (ASX) under the symbol "MBT".

- Announcement Ends -

For more information and a copy of this announcement, please visit: www.missionnewenergy.com or contact:

Company Contact:

James Garton
Phone: +1 (210) 841 5741
Email: james@missionnewenergy.com